Exhibit 22

List of Subsidiary Guarantors and Issuers of Guaranteed Securities

As of December 31, 2023, Viatris Inc., a Delaware corporation (“Viatris”), Mylan Inc., a Pennsylvania corporation (“Mylan Inc.”), and Mylan II B.V., a company incorporated under the laws of the Netherlands (“Mylan II”), were the guarantors of the 3.950% Senior Notes due 2026 and 5.250% Senior Notes due 2046 issued by Utah Acquisition Sub Inc., a Delaware corporation (“Utah”).

As of December 31, 2023, Viatris, Utah and Mylan II were the guarantors of the 4.550% Senior Notes due 2028, 5.400% Senior Notes due 2043 and 5.200% Senior Notes due 2048 issued by Mylan Inc.

As of December 31, 2023, Utah, Mylan Inc. and Mylan II were the guarantors of the 1.650% Senior Notes due 2025, 2.300% Senior Notes due 2027, 2.700% Senior Notes due 2030, 3.850% Senior Notes due 2040 and 4.000% Senior Notes due 2050 issued by Viatris.